Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Announces Strike Action at El Cubo

Halifax, April 29, 2009: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS):  Gammon Gold announced that the collective agreement at the El Cubo Mine expired on April 23, 2009. As Management has increased its attention to the El Cubo mine, it has tabled an offer for a new collective agreement with the local union that would see the adoption of a continuous work schedule as is the normal practice in mining operations throughout Mexico, including the same work schedule at the Herradura Mine in Sonora State, Mexico, represented by the same national union. It is anticipated by the Company that this new work schedule would further improve El Cubo’s productivity and therefore operating margins. As El Cubo only represents 21% of the Company’s 2009 forecasted production with costs substantially higher than those at the flagship Ocampo mine, the Company has suspended discussions and has allowed its union workers to take strike action as per the union’s collective agreement, effective April 29, 2009.

 “We have made the union a fair and reasonable offer and the wages and benefits offered to the union are comparable to wages paid to workers represented by the same union as the El Cubo workforce. The two parties had agreed in principle to an 8% increase in basic wages and a 3% increase in benefits. The parties could not agree on a continuous work schedule. The affected union members were, in addition, offered a onetime, 6% signing bonus and a 20% punctuality and attendance bonus as part of the new schedule” stated Rene Marion, Chief Executive Officer of Gammon Gold. He continued, “We would like to thank all levels of the Mexican Government for their continued support while the Company proceeds with the continued negotiations. We remain steadfast in our resolve to negotiate an agreement that is in the best interests of our shareholders, our employees and the communities they live in."

Ocampo Update

The Phase II Ocampo mill expansion was fully commissioned in early March, 2009. The ramp up has been very successful with the mill achieving over 3,100 tonnes per day over the past 10 days.

The Phase III expansion of the Ocampo mill remains on target for commissioning early in the third quarter of this year. Engineering for the expansion has been completed and the gravity circuit equipment associated with the mill expansion has arrived on site and is currently being commissioned. Once complete, the Phase III expansion will almost triple mill throughput capacity over the average daily tonnages achieved in 2007.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion Chief Executive Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.  US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital  expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, any decrease in cash costs for Q4 2008 and full year 2008 resulting from a reversal of the mark-to-market valuation adjustment made in Q3 2008, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase II mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual  results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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